SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C. 20549


                            SCHEDULE 13D
             Under the Securities Exchange Act of 1934



                  LANCIT MEDIA ENTERTAINMENT, LTD.
                          (Name of Issuer)



                   Common Stock, par value $0.001
                   (Title of Class of Securities)



                              514628106
                           (CUSIP Number)


                         Laurence A. Lancit
               c/o Lancit Media Entertainment, Ltd.
                       601 West 50th Street
                     New York, New York 10019
                          (212) 977-9100

                 (Name, Address and Telephone Number
                   of Person Authorized to Receive
                     Notices and Communications)


                         February 27, 1998
                (Date of Event which Requires Filing
                         of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP NO.   514628106

1)    Name of Reporting Person      Laurence A. Lancit
      I.R.S. Identification
      No. of Above Person
      (Entities Only)
2)    Check the Appropriate Box
                                           (a)
      if a Member of a Group               (b)                    X
      (See Instructions)
3)    SEC Use Only
4)    Source of Funds (See
      Instructions)                                              PF
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6)    Citizenship or Place of                  United States
      Organization
Number of       (7)  Sole Voting Power                   578,545(1)
                ---------------------------------------------------
Shares Bene-         (8)  Shared Voting
 ficially                 Power                             -0-
Owned by             (9)  Sole Dispositive
Each Report-              Power                          575,613(1)
 ing Person          (10) Shared Dispositive
   With              Power                                  -0-
11)   Aggregate Amount Beneficially
      Owned by Each Reporting Person                     578,545(1)
12)   Check if the Aggregate Amount
      in Row (11) Excludes Certain
      Shares (See Instructions)
13)   Percent of Class Represented
      by Amount in Row (11)                                 8.7%(2)
      -------------------------------------------------------------
14)   Type of Reporting Person (See
      Instructions)                                              IN




-------------------------
(1) Includes (i) 22,500 shares of Common Stock, which are the subject of currently exercisable stock options, and (ii) 2,932 shares of Common Stock owned by the minor children of Laurence A. Lancit and Cecily Truett, for which Mr. Lancit acts as custodian under the New York Uniform Transfers to Minors Act. Excludes (A) 22,500 shares of Common Stock which are the subject to stock options which are not currently exercisable and will not become exercisable in 60 days, and (B) 40,080 shares owned by The Lancit Children's Trust, a trust established for the benefit of the minor children of Laurence A. Lancit and Cecily Truett.
(2) Calculated based on 6,634,750 shares of Common Stock outstanding as of March 6, 1998.

CUSIP NO.   514628106

1)    Name of Reporting Person      Cecily Truett
      I.R.S. Identification
      No. of Above Person
      (Entities Only)
2)    Check the Appropriate Box
                                           (a)
      if a Member of a Group               (b)                    X
      (See Instructions)
3)    SEC Use Only
4)    Source of Funds (See
      Instructions)                                              PF
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6)    Citizenship or Place of                       United States
      Organization
Number of       (7)  Sole Voting Power                   575,613(1)
                ---------------------------------------------------
Shares Bene-         (8)  Shared Voting
 ficially            Power                                      -0-
Owned by        (9)  Sole Dispositive
Each Report-              Power                            575,613(1)
 ing Person          (10) Shared Dispositive
   With              Power                                      -0-
11)   Aggregate Amount Beneficially
      Owned by Each Reporting Person                         575,613(1)
12)   Check if the Aggregate Amount
      in Row (11) Excludes Certain
      Shares (See Instructions)
13)   Percent of Class Represented
      by Amount in Row (11)                                 8.7%(2)
      -------------------------------------------------------------
14)   Type of Reporting Person (See
      Instructions)                                              IN




-------------------------
(1) Includes 22,500 shares of Common Stock, which are the subject of currently exercisable stock options. Excludes (i) 22,500 shares of Common Stock which are the subject to stock options which are not currently exercisable and will not become exercisable in 60 days, and (ii) 40,080 shares owned by The Lancit Children's Trust, a trust established for the benefit of the minor children of Laurence A. Lancit and Cecily Truett.
(2) Calculated based on 6,634,750 shares of Common Stock outstanding as of March 6, 1998.


CUSIP NO.   514628106

1)    Name of Reporting Person      The Lancit Children's Trust
      I.R.S. Identification
      No. of Above Person
      (Entities Only)          I.R.S. Identification No. 53-6323049
2)    Check the Appropriate Box
                                           (a)
      if a Member of a Group               (b)                    X
      (See Instructions)
3)    SEC Use Only
4)    Source of Funds (See
      Instructions)                                              OO
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6)    Citizenship or Place of                       United States
      Organization
Number of       (7)  Sole Voting Power                       40,080
                ---------------------------------------------------
Shares Bene-         (8)  Shared Voting
 ficially            Power                                      -0-
Owned by        (9)  Sole Dispositive
Each Report-              Power
40,080
 ing Person          (10) Shared Dispositive
   With              Power                                      -0-
11)   Aggregate Amount Beneficially
      Owned by Each Reporting Person                         40,080
12)   Check if the Aggregate Amount
      in Row (11) Excludes Certain
      Shares (See Instructions)
13)   Percent of Class Represented
      by Amount in Row (11)                                 0.6%(2)
      -------------------------------------------------------------
14)   Type of Reporting Person (See
      Instructions)                                              OO




-------------------------
(2) Calculated based on 6,634,750 shares of Common Stock outstanding as of March 6, 1998.


CItem 1.    Security and Issuer.

           The class of equity securities to which this statement relates is the Common Stock, par value $.001 per share (the "Common Stock"), of Lancit Media Entertainment, Ltd., a New York corporation (the "Company"). The principal executive offices of the Company are located at 601 West 50th Street, New York, NY 10019.

Item 2.    Identity and Background.

     (a) The persons filing this Statement on Schedule 13D (this "Statement") are: (i) Laurence A. Lancit ("Lancit"), (ii) Cecily Truett ("Truett"), and (iii) The Lancit Children's Trust (the "Trust"; collectively with Lancit and Truett, the "Filing Persons"). Annexed as Exhibit 3 hereto, which is incorporated herein by reference, is an agreement among Lancit, Truett and the Trust that this Statement is filed on behalf of each of them. The filing of this Statement should not be deemed an admission that Lancit, Truett and the Trust comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

     (b) The business address of each of the Filing Persons is c/o Lancit Media Entertainment, Ltd., 601 West 50th Street, New York, New York 10019.

     (c) The present principal occupation or employment of each of Lancit and Truett is as Co-President and Director of the Company. The Trust is a trust established under the laws of New York for the benefit of the minor children of Lancit and Truett. The Trust's sole trustee is Paula J. Boze, Lancit's sister. The Trust's principal purpose is to hold the shares of Common Stock currently owned by it.

     (d) None of Lancit, Truett or the Trust has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) None of Lancit, Truett or the Trust has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made him, her or it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

     (f) The Trust is a New York trust. Lancit and Truett are each citizens of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

     Each of Lancit and Truett acquired the shares of Common Stock currently owned by each of them using their personal funds. The shares of Common Stock currently owned by the Trust were donated to the Trust by each of Lancit and Truett.


Item 4.    Purpose of Transaction.

     On February 27, 1998, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with RCN Corporation ("RCN") and LME Acquisition Corporation ("MergerSub"), a wholly owned subsidiary of RCN. Pursuant to the terms of the Merger Agreement, MergerSub will be merged with and into the Company (the "Merger") such that immediately following the Merger, the Company will be a wholly-owned subsidiary of RCN. Each outstanding share of Common Stock of the Company will be converted, at the effective time of the Merger, into the right to receive a faction of a share of RCN common stock, which fraction of a share will have a value of $1.20, based upon the average of the closing prices (last sales) of RCN common stock on The Nasdaq Stock Market for the five trading days preceding the effective date of the merger. However, if such average is less than $48, the value of the RCN common stock for purposes of the exchange will be fixed at $48, and if such average exceeds $58, such value will be fixed at $58. The foregoing description does not give effect to the two-for-one stock dividend announced by RCN on March 9, 1998. The consummation of the Merger is subject to customary conditions, including the adoption and approval of the Merger and the Merger Agreement by the shareholders of the Company in accordance with the provisions of applicable law and the filing and effectiveness of a registration statement of RCN.

     As an inducement to RCN and MergerSub entering into the Merger Agreement, Truett, Lancit, the Trust and the Company entered into a Voting Agreement with MergerSub and RCN dated as of February 27, 1998 (the "Voting Agreement"). Pursuant to the terms of the Voting Agreement, each of Truett, Lancit and the Trust has agreed, among other things, to vote the Common Stock owned by him, her or it (the "Shares") in favor of the approval and adoption of the Merger Agreement and the Merger, until such time as the Voting Agreement terminates. The Voting Agreement will terminate on the earliest to occur of (i) the effective time of the Merger, (ii) one year after the termination of the Merger Agreement in accordance with certain provisions of the Merger Agreement, (iii) the termination of the Merger Agreement for any other reason, or (iv) February 27, 2000. The total number of shares subject to the Voting Agreement is 1,146,306.

     In addition, under the terms of the Voting Agreement, the Filing Persons have agreed not to transfer any of Shares unless the transferee executes and delivers to RCN and the Company a voting agreement identical in form to the Voting Agreement. The Voting Agreement also provides that the Filing Persons will not solicit or initiate any inquiries or the making of any proposal for any business combination or similar transaction involving the Company or negotiate or otherwise engage in discussions with any person with respect to any such proposal.

     The Voting Agreement provides that such agreement shall bind each of the Filing Persons only in such Filing Person's capacity as a shareholder of the Company and only with respect to the specific matters set forth herein, and shall not prohibit the Filing Person from acting in accordance with the Filing Person's fiduciary duties as an officer or director of the Company.

     The summaries of the terms of the Merger Agreement and the Voting Agreement set forth herein are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, respectively. A copy of the Voting Agreement is attached hereto as Exhibit 1, and a copy of the Merger Agreement is attached hereto as Exhibit 2, and each such agreement is incorporated herein by reference.

     Except as set forth herein, none of Lancit, Truett or the Trust has any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing the Common Stock to cease to be authorized to be quoted on The Nasdaq Stock Market; (ix) the Common Stock becoming eligible for the termination of registration Pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

     (a) As of the date hereof, Lancit beneficially owns directly 578,545 shares of Common Stock, or approximately 8.7%1 of the outstanding shares of Common Stock of the Company, which includes (i) 22,500 shares of Common Stock which are the subject of currently exercisable stock options, and (ii) 2,932 shares owned by the minor children of Lancit and Truett, for which Lancit acts as custodian under the New York Uniform Transfers to Minors Act.

     As of the date hereof, Truett beneficially owns directly 575,613 shares of Common Stock, or approximately 8.7% of the outstanding shares of Common Stock of the Company, which includes 22,500 shares of Common Stock which are the subject of currently exercisable stock options.

     As of the date hereof, the Trust beneficially owns directly 40,080 shares of Common Stock, which constitutes approximately 0.6% of the outstanding shares of Common Stock of the Company.

     (b) Each of Lancit, Truett and the Trust has sole power to vote and dispose of the shares of Common Stock held by him, her or it.

     (c) Except as set forth in Item 4, no transactions in the Common Stock have been effected during the past 60 days by any of Lancit, Truett or the Trust.

     (d) Not applicable.

     (e) Not applicable.


Item 6.    Contracts, Arrangements, Understandings or
           Relationships with Respect to Securities of the Company.

     Except for the Merger Agreement and the Voting Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of Lancit, Truett or the Trust and any other person, with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to Be Filed as Exhibits.

      Exhibit 1: Voting Agreement, dated as of February 27, 1998, among Cecily Truett, Laurence A. Lancit, The Lancit Children's Trust, Lancit Media Entertainment, Ltd., LME Acquisition Corporation and RCN Corporation.

      Exhibit 2: Agreement and Plan of Merger, dated as of February 27, 1998, between Lancit Media
                Entertainment, Ltd., LME Acquisition Corporation and RCN Corporation.

      Exhibit 3:Joint Filing Agreement, dated as of March 18,
                1998, between Laurence A. Lancit, Cecily Truett and The Lancit Children's Trust

                             SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 1998

          /s/  LAURENCE A. LANCIT
              Laurence A. Lancit


          /s/  CECILY TRUETT
              Cecily Truett

        THE LANCIT CHILDREN'S TRUST


        By:   /s/  PAULA J. BOZE
              Paula J. Boze, Sole Trustee


--------
1 Percentages contained herein are computed based on 6,634,750 shares of Common Stock outstanding.